# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Patria Investments Ltd, CIK 0001825570
CUSIP: G69451105
Title of class of securities: Class A common shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 60 Nexus Way, 4th Floor, Camana Bay, PO Box 757, Grand Cayman, Cayman Islands (E9), KY1-9006
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-005705
Filed by CIK 0001894571

## Reporting persons
- Pertento Partners LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 5,316,094; sole dispositive power 0; shared dispositive power 5,316,094; aggregate amount beneficially owned 5,316,094 (8% of the class)
- Pertento Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,316,094; sole dispositive power 0; shared dispositive power 5,316,094; aggregate amount beneficially owned 5,316,094 (8% of the class)
- Eduardo Marques: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 5,316,094; sole dispositive power 0; shared dispositive power 5,316,094; aggregate amount beneficially owned 5,316,094 (8% of the class)
- Pertento Master Fund Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,699,587; sole dispositive power 0; shared dispositive power 4,699,587; aggregate amount beneficially owned 4,699,587 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Patria Investments Ltd
Address of issuer's principal executive offices: 60 Nexus Way, 4th Floor Camana Bay, PO Box 757, KY1-9006 Grand Cayman, Cayman Islands

## Item 2. Person Filing
Name of person filing:
Pertento Partners LLP
Pertento Advisors LLC
Eduardo Marques
Pertento Master Fund Limited
Address of principal business office or, if none, residence:
Pertento Partners LLP
111 Park Street
London W1K7JL
United Kingdom

Pertento Advisors LLC
111 Park Street
London W1K7JL
United Kingdom

Eduardo Marques
111 Park Street
London W1K7JL
United Kingdom

Pertento Master Fund Limited
111 Park Street
London W1K7JL
United Kingdom
Citizenship:
Pertento Partners LLP -United Kingdom
Pertento Advisors LLC - Delaware
Eduardo Marques - Brazil
Pertento Master Fund Limited - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Pertento Partners LLP - 5,316,094
Pertento Advisors LLC - 5,316,094
Eduardo Marques - 5,316,094
Pertento Master Fund Limited - 4,699,587
Percent of class:
Pertento Partners LLP - 8.0%
Pertento Advisors LLC - 8.0%
Eduardo Marques - 8.0%
Pertento Master Fund Limited - 7.1%
Sole power to vote or to direct the vote:
Pertento Partners LLP - 0
Pertento Advisors LLC - 0
Eduardo Marques - 0
Pertento Master Fund Limited - 0
Shared power to vote or to direct the vote:
Pertento Partners LLP - 5,316,094
Pertento Advisors LLC - 5,316,094
Eduardo Marques - 5,316,094
Pertento Master Fund Limited - 4,699,587
Sole power to dispose or to direct the disposition:
Pertento Partners LLP - 0
Pertento Advisors LLC - 0
Eduardo Marques - 0
Pertento Master Fund Limited - 0
Shared power to dispose or to direct the disposition:
Pertento Partners LLP - 5,316,094
Pertento Advisors LLC - 5,316,094
Eduardo Marques - 5,316,094
Pertento Master Fund Limited - 4,699,587

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 3 are directly owned by advisory clients of Pertento Partners LLP. None of those advisory clients, other than Pertento Master Fund Limited, may be deemed to beneficially own more than 5% of the Class A common shares, par value US$0.0001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Pertento Partners LLP: /s/ Eduardo Marques, Eduardo Marques, Managing Partner (05/15/2026)
- Pertento Advisors LLC: /s/ Eduardo Marques, Eduardo Marques, Authorized Person (05/15/2026)
- Eduardo Marques: /s/ Eduardo Marques, Eduardo Marques (05/15/2026)
- Pertento Master Fund Limited: /s/ Eduardo Marques, Eduardo Marques, Authorized Person (05/15/2026)